UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*
Bull horn Holdings Corp.
(Name of Issuer)
Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)
G1686P106
(CUSIP Number)
December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [X]  Rule 13d-1(b)

 [_]  Rule 13d-1(c)

 [_]  Rule 13d-1(d)

CUSIP No. G1686P106

1 Names of Reporting Persons
 Shaolin Capital Management LLC
2 Check the appropriate box if a member of a Group (see instructions)
 (a)  [ ]
(b)  [ ]
3 Sec Use Only

4 Citizenship or Place of Organization
 Miami
Number of Shares Beneficially Owned by Each Reporting Person With:
 5 Sole Voting Power
  660,000
 6 Shared Voting Power

 7 Sole Dispositive Power
  660,000
 8 Shared Dispositive Power

9 Aggregate Amount Beneficially Owned by Each Reporting Person
 660,000
10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
 [ ]
11 Percent of class represented by amount in row (9)
 7.0%
12 Type of Reporting Person (See Instructions)
 IA

Item 1.
(a) Name of Issuer:
        Bull horn Holdings Corp.
(b) Address of Issuers Principal Executive Offices:
        The principal executive offices of the issuer are located at 801 S. Pointe Drive, Suite TH-1, Miami Beach, Florida 33139.
Item 2.
(a) Name of Person Filing:
 Shaolin Capital Management LLC, a company incorporated under the laws of State of Delaware, which serves as the investment advisor to Shaolin Capital Partners Master Fund, Ltd.  a Cayman Islands exempted company,
 MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC, and DS Liquid DIV RVA SCM LLC being managed accounts advised by the Shaolin Capital Management LLC.
 The filing of this statement should not be construed as an admission that the Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.
(b) Address of Principal Business Office or, if None, Residence:
 The address of the business office of the Reporting Person is 7610 NE 4th Court, Suite 104 Miami FL 33138
(c) Citizenship: The citizenship of the Reporting Person is United States.
(e) Title and Class of Securities:
 Ordinary Shares, par value $0.0001 per share
(f) CUSIP No.: G1686P106
Item 3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) [_] Broker or dealer registered under Section 15 of the Act;
(b) [_] Bank as defined in Section 3(a)(6) of the Act;
(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;
(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e) [x] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4. Ownership
 The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Item 5. Ownership of Five Percent or Less of a Class.
        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].
Item 6. Ownership of more than Five Percent on Behalf of Another Person.
 Not Applicable
Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
 Not Applicable
Item 8. Identification and classification of members of the group.
 Not Applicable
Item 9. Notice of Dissolution of Group.
 Not Applicable
Item 10. Certifications.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: Shaolin Capital Management LLC
By: /s/ Anthony Giraulo
Name: Anthony Giraulo
Title: Chief Financial Officer
Date: February 10, 2022